CHINA LIBERAL EDUCATION HOLDINGS LIMITED

Huateng Century Park Headquarters,

Building A, Level 2

Beijing, PRC

+86-10-6597-8118

March 30, 2020

Via Edgar

Ms. Jennifer López

Staff Attorney

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	China Liberal Education Holdings Limited

Amendment No.2 to Registration Statement on Form F-1

Filed on March 20, 2020

File No. 333-233016

Dear Ms. López:

This letter is in response to the letter, dated March 26, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to China Liberal Education Holdings Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 3 to Registration Statement on Form F-1 (the “Amendment No. 3”) is being submitted to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Capitalization, page 38

1. We note your disclosure that pro forma as adjusted reflects the sale of 1,333,333 ordinary shares at an assumed initial offering price of $6.00 after deducting the estimated underwriting discounts and estimated offering expenses, assuming the Underwriter’s overallotment option has not been exercised. You further disclose that you estimate such net proceeds to be $6,159,445. Please tell us how you calculated the pro forma as adjusted total equity of $11,953,941 as it appears to be inconsistent with the actual total equity of $4,941,167 adjusted for the estimated net proceeds of $6,159,445.

In response to the Staff’s comments, we revised our disclosure on page 38 of Amendment No. 3.

2. It appears that the disclosure of 6,166,667 ordinary shares issued and outstanding pro forma is inconsistent with the 5,000,000 ordinary shares issued and outstanding at June 30, 2019 adjusted for the 1,333,333 shares expected to be sold in the offering. Please clarify or revise.

In response to the Staff’s comment, we revised our disclosure on page 38 of Amendment No 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

3. We note your disclosure that “[y]our revenues from January 1, 2020 to date were below expectations by approximately 32% primarily due to the COVID-19 situation” and “[y]our revenues from providing smart campus related technological consulting service from January 1, 2020 to date were below expectations by approximately 26%.” Because investors do not know your expected revenue for this period, please revise to present the impact based on your historical financial performance. In this regard, please discuss how COVID-19 has impacted operations as compared to prior financial periods. Please refer to CF Disclosure Guidance: Topic No. 9 (March 25, 2020). As a related matter, please also discuss the impact of COVID-19 on other income statement financial measures, such as cost of revenue or net income, to provide additional context for investors. In this regard, a single financial measure, such as revenue, may be considered an incomplete picture of your results of operation or financial condition.

In response to the Staff’s comments, we revised our disclosure on pages 42, 47, 48, 49, 50, 51, 52, 54, 64 and 65 of Amendment No. 3.

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jianxin Zhang
Name:	Jianxin Zhang
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC